

January 10, 2012

<u>Via E-mail</u>
Kelly J. Stopher
Chief Financial Officer
Star Gold Corp.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

> **Re:** **Star Gold Corp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 29, 2011**
> **File No. 000-52711**

Dear Mr. Stopher:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please disclose the reasons for the reverse stock split and describe any plans, arrangements or understandings to issue any of the additional authorized but unissued shares of common stock that will be available as a result of the reverse stock split. If you have no such plans, arrangements or understandings, please revise to clearly disclose.

2. Given the election of Ian Falconer to the board of directors, please provide the disclosure required by Items 7 and 8 of Schedule 14A or tell us why you believe such disclosure is not required.

3. We note the restatement of your financial statements for the fiscal year ended April 30, 2010, as described in Note 11 to your audited financial statements and Note 9 to your interim financial statements. Given the restatement, please tell us why you have not filed a current report on Form 8-K containing the disclosure required by Item 4.02 of that form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director